				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2013	2012(ii)	2011(iii)	2010	2009
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (i)	$532.8	$597.1	$436.8	$269.5	$94.5
Interest expense	80.6	100.4	129.1	158.1	173.7
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3
Distributed income of equity investments	12.5	19.8	18.1	19.5	7.3
Pretax income as adjusted	$661.4	$753.5	$624.2	$489.4	$321.8

Fixed Charges:
Interest expense	$80.6	$100.4	$129.1	$158.1	$173.7
Capitalized interest	1.1	0.9	1.0	1.3	2.8
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3
Fixed charges before preference dividends	117.2	137.5	170.3	201.7	222.8
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	0.3	0.3	2.2	17.7	16.5
Total fixed charges	$117.5	$137.8	$172.5	$219.4	$239.3

Ratio of earnings to fixed charges and preference dividends	5.6	5.5	3.6	2.2	1.3

Ratio of earnings to fixed charges	5.6	5.5	3.7	2.4	1.4
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2013, 2012, 2011, 2010 and 2009, the Company recognized pre-tax debt retirement costs of $119.2 million, $20.1 million, $38.7 million, $68.3 million and $5.9 million, respectively, related to debt restructuring activities that occurred during the periods.
(ii) During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(iii) During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.